                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         DONNA KARAN INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   257826107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Louise Firestone, Esq.
                     LVMH Moet Hennessy Louis Vuitton Inc.
                       19 East 57th Street - Fifth Floor
                              New York, NY  10022
                                 (212) 931-2707
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copies to:

                Brack Ferrazzano Kirschbaum Perlman & Negelberg
                       333 West Wacker Drive - Suite 2700
                            Chicago, Illinois  60606
                       Attention:  Peter J. Barack, Esq.
                                 (312) 984-3101

                                      and

                             Davis Polk & Wardwell
                              450 Lexington Avenue
                              New York, NY  10017
                        Attention:  Paul Kingsley, Esq.
                                 (212) 450-4000

                                 July 13, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 257826107               13D                        PAGE 2  OF 6  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    LVMH Moet Hennessy Louis Vuitton S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    FRANCE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    215,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,952,272*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    215,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            10,952,272*

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,167,272
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.2%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

*    INCLUDES 548,503 SHARES OF COMMON STOCK, $.01 PAR VALUE, OF DONNA
     KARAN INTERNATIONAL INC. THAT LVMH MOET HENNESSY LOUIS VUITTON INC., A DELAWARE CORPORATION AND THE MAJORITY-OWNED INDIRECT SUBSIDIARY OF THE REPORTING PERSON, HAS CONDITIONALLY AGREED TO PURCHASE PURSUANT TO THE LETTER AGREEMENT DATED JULY 13, 2001 ATTACHED AS EXHIBIT A TO THIS AMENDMENT NO. 1 TO SCHEDULE 13D OF THE REPORTING PERSON. ALSO INCLUDES 10,403,769 SHARES OF COMMON STOCK THAT ARE SUBJECT TO VOTING AGREEMENTS ATTACHED AS EXHIBITS TO THE SCHEDULE 13D FILED BY THE REPORTING PERSON ON APRIL 10, 2001. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. NEITHER THE FILING OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D NOR THE FILING OF THE SCHEDULE 13D ON APRIL 10, 2001 SHALL BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF THE SHARES SUBJECT TO THE VOTING AGREEMENTS.

**   BASED UPON 22,266,483 SHARES OUTSTANDING AT MAY 1, 2001, AS REPRESENTED
     BY DONNA KARAN INTERNATIONAL INC. IN ITS FORM 10-Q FOR THE QUARTERLY PERIOD ENDED APRIL 1, 2001.

ITEM 2.   IDENTITY AND BACKGROUND.


The person filing this Amendment No. 1 to Schedule 13D of LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), filed April 10, 2001 (the "Schedule 13D") is LVMH, whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. The business of LVMH is the ownership of interests in companies in the luxury products and retail business, the auction business and wines and spirits sectors. The names, addresses, occupations and citizenship of the executive officers and directors of LVMH are set forth on Annex A hereto.

LVMH owns 99.99% of Sofidiv S.A., a French societe anonyme ("Sofidiv SA"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. The business of Sofidiv SA is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the distribution of luxury goods and other products. LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH Inc."), is a majority-owned subsidiary of Sofidiv SA. The business of LVMH Inc. is the ownership of interests in companies principally active in the luxury goods business and the distribution of luxury products, outside of France. The names, addresses, occupations and citizenship of the executive officers and directors of each of Sofidiv SA and LVMH Inc. are set forth on Annex A hereto.

Montaigne Participations et Gestion, a French societe anonyme ("MPG"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France, indirectly controls LVMH. The principal business of MPG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. MPG is itself indirectly controlled by M. Bernard Arnault (together with certain members of his family). Mr. Arnault is Chairman of the Board of Directors and Chief Executive Officer of each of LVMH and MPG. The names, addresses, occupations and citizenship of the executive officers and directors of MPG are set forth on Annex A hereto.

LVMH holds 215,000 shares of common stock, $.01 par value ("Common Stock"), of Donna Karan International Inc., a Delaware corporation (the "Company"), through Sofidiv SA.

LVMH acquired beneficial ownership of 548,503 shares of Common Stock owned beneficially and of record by Mr. John Idol, former Chief Executive Officer of the Company, through LVMH Inc. on July 13, 2001 when LVMH Inc. entered into a letter agreement attached hereto as Exhibit A (the "Letter Agreement") with Mr. Idol to purchase those shares on conditions described in Item 3 hereof. Because LMVH's interest in the shares obtained through the Letter Agreement is conditional, LVMH has no power to presently vote or dispose of the shares held of record by Mr. Idol notwithstanding its beneficial ownership of such shares.

As a result of the Voting Agreements described in the Schedule 13D, LVMH may be deemed to be a "group" with the Stockholders (as defined in the Schedule 13D) within the meaning of Rule 13d-3 under the Act.

During the last five years, neither LVMH, nor, to the best of its knowledge, any of Sofidiv SA, LVMH Inc. or MPG, or any of LVMH's, Sofidiv SA's, LVMH Inc.'s or MPG's respective executive officers and directors listed on Annex A hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Letter Agreement, LVMH Inc. has agreed to purchase at a price of $4.875 per share the 548,503 shares of Common Stock owned by Mr. Idol on November 15, 2001 in the event the merger (the "Merger") of the Company with and into DKI Acquisition, Inc., a Delaware corporation and a direct subsidiary of LVMH Inc. ("Acquisition Sub"), contemplated by the Merger Agreement filed as Exhibit A to the Schedule 13D (the "Merger Agreement"), is not consummated by such date. This purchase price per share was the closing price for the Common Stock on December 15, 2000, the last full trading day before the public announcement of LVMH Inc.'s initial offer to acquire the Company. In addition, in the event the Merger is consummated pursuant to the Merger Agreement after November 15, 2001, then LVMH Inc. or one of its affiliates is obligated to pay to Mr. Idol an amount per share of Common Stock purchased by LVMH Inc. equal to the difference between (i) the Merger Consideration (as defined in the Merger Agreement) paid per share in connection with the Merger less (ii) $4.875. If LVMH Inc. purchases Mr. Idol's shares pursuant to the Letter Agreement on November 15, 2001, it expects to fund such purchase price out of its general working capital. In addition, if LVMH Inc. or one or more of its affiliates is required to pay the additional consideration to Mr. Idol as described in this paragraph, it is expected that such amounts would be funded out of the general working capital of LVMH Inc. or its affiliate paying such consideration.

ITEM 4.   PURPOSE OF TRANSACTION.

LVMH Inc. entered into the Letter Agreement in connection with Mr. Idol's resignation of his employment as Chief Executive Officer and a Director of the Company effective as of July 13, 2001. (Mr. Idol is not resigning as an employee of the Company and will continue to advise the Board of Directors of the Company on transition matters until the earlier of November 15, 2001 and the consummation of the Merger.) In connection with Mr. Idol's resignation, LVMH Inc., the Company and Acquisition Sub have entered into an Amendment to Agreement and Plan of Merger dated July 13, 2001 attached hereto as Exhibit B (the "Merger Agreement Amendment"). Pursuant to the Merger Agreement Amendment, LVMH Inc. and Acquisition Sub have consented to Mr. Idol's resignation and to the appointment of Giuseppe Brusone, currently the Senior Vice President, Acquisitions and Brand Development of the LVMH Fashion Group, as President and Chief Executive Officer of the Company effective July 13, 2001. LVMH Inc. and Acquisition Sub also have agreed to waive (i) any breaches of any representation and warranty made by the Company and contained in the Merger Agreement of which LVMH and/or Acquisition Sub has actual knowledge on July 13, 2001, (ii) any breaches of any covenant or agreement made by the Company and contained in the Merger Agreement of which LVMH or Acquisition Sub has actual knowledge on July 13, 2001, (iii) all rights and remedies that LVMH and Acquisition Sub may have pursuant to the Merger Agreement as a result of any Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company, the facts with respect thereto LVMH and/or Acquisition Sub has actual knowledge of on July 13, 2001, and (iv) any breaches by the Company of any covenant or agreement made by the Company and contained in the Merger Agreement, occurring after July 13, 2001, other than breaches resulting from, giving effect to, arising out of or in connection with resolutions, actions or decisions of the Company's Board of Directors or Special Committee of the Board of Directors agreed to or undertaken at any meeting (or by written consent) of the Company's Board of Directors or Special Committee of the Board of Directors.

LVMH Inc. executed an additional letter agreement dated July 13, 2001 (the "Royalties Deferral Letter Agreement") with the Company, Donna Karan Studio, a wholly-owned subsidiary of the Company ("DKS"), Karma Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of LVMH Inc. ("Karma"), and Gabrielle Studio, Inc., a New York corporation and a wholly-owned subsidiary of Karma ("Gabrielle"), which is attached hereto as Exhibit C. Gabrielle licenses the Donna Karan trademarks and sublicenses the Donna Karan name to DKS pursuant to a certain Agreement dated as of July 3, 1996 between Gabrielle and DKS ("License Agreement"). In the Royalties Deferral Letter Agreement, LVMH agrees to defer payment of $6,251,712 of the sales royalties payable to it for the Company's fiscal third quarter 2001 pursuant to the License Agreement in the event the Merger is not consummated by November 15, 2001. This deferred portion of the sales royalties is due and payable in full pursuant to the License Agreement no later than January 15, 2002, together with interest from November 15, 2001 to the date of payment equal to the borrowing rate then paid by DKS to its principal lending institution. The obligation of DKS to pay the deferred portion of the sales royalties is guaranteed by the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number of shares of Common Stock owned beneficially by each person listed in Item 2 hereof is as follows:

                 Name                                     Number of Shares            Percentage (1)
---------------------------------------------------------------------------        --------------------
LVMH Moet Hennessy Louis Vuitton S.A.                      11,167,272  (2)                  50.2%
LVMH Moet Hennessy Louis Vuitton Inc.                      10,952,272  (3)                  49.2%
Sofidiv S.A.                                               11,167,272  (4)                  50.2%
Montaigne Participations et Gestion                        11,167,272  (5)                  50.2%
Bernard Arnault                                            11,167,272  (6)                  50.2%


(1) Based upon 22,266,483 shares outstanding at May 1, 2001, as represented by Donna Karan International Inc. in its Form 10-Q for the quarterly period ended April 1, 2001.

(2) Includes (i) 215,000 shares of Common Stock held by Sofidiv SA, (ii) 548,503 shares of Common Stock that LVMH Inc. has conditionally agreed to purchase pursuant to the Letter Agreement, and (iii) 10,403,769 shares of Common Stock that are subject to Voting Agreements attached as exhibits to the Schedule 13D. LVMH may be deemed to beneficially own the shares that are subject to such Voting Agreements. Neither the filing of this Amendment No. 1 to Schedule 13D nor the filing of the Schedule 13D shall be deemed an admission that LVMH is the beneficial owner of such shares.

(3) Includes (i) 548,503 shares of Common Stock that LVMH Inc. has conditionally agreed to purchase pursuant to the Letter Agreement, and (ii) 10,403,769 shares of Common Stock that are subject to Voting Agreements attached as exhibits to the Schedule 13D. LVMH Inc. may be deemed to beneficially own the shares that are subject to such Voting Agreements. Neither the filing of this Amendment No. 1 to Schedule 13D nor the filing of the Schedule 13D shall be deemed an admission that LVMH Inc. is the beneficial owner of such shares.

(4) Includes (i) 215,000 shares of Common Stock held by Sofidiv SA, (ii) 548,503 shares of Common Stock that LVMH Inc. has conditionally agreed to purchase pursuant to the Letter Agreement, and (iii) 10,403,769 shares of Common Stock that are subject to Voting Agreements attached as exhibits to the Schedule 13D. Sofidiv SA may be deemed to beneficially own the shares that are subject to such Voting Agreements. Neither the filing of this Amendment No. 1 to Schedule 13D nor the filing of the Schedule 13D shall be deemed an admission that Sofidiv SA is the beneficial owner of such shares.

(5) Includes (i) 215,000 shares of Common Stock held by Sofidiv SA, (ii) 548,503 shares of Common Stock that LVMH Inc. has conditionally agreed to purchase pursuant to the Letter Agreement, and (iii) 10,403,769 shares of Common Stock that are subject to Voting Agreements attached as exhibits to the Schedule 13D. MPG may be deemed to beneficially own the shares that are subject to such Voting Agreements.

     Neither the filing of this Amendment No. 1 to Schedule 13D nor the filing of the Schedule 13D shall be deemed an admission that MPG is the beneficial owner of such shares.


(6) Includes (i) 215,000 shares of Common Stock held by Sofidiv SA, (ii) 548,503 shares of Common Stock that LVMH Inc. has conditionally agreed to purchase pursuant to the Letter Agreement, and (iii) 10,403,769 shares of Common Stock that are subject to Voting Agreements attached as exhibits to the Schedule 13D. Mr. Arnault may be deemed to beneficially own the shares that are subject to such Voting Agreements. Neither the filing of this Amendment No. 1 to Schedule 13D nor the filing of the Schedule 13D shall be deemed an admission that Mr. Arnault is the beneficial owner of such shares.

Except as otherwise described in this Amendment No. 1 to Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Except for the agreements described in the Schedule 13D or this Amendment No. 1 to Schedule 13D, to the best knowledge of LVMH, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between LVMH (or any of its affiliates) and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Letter agreement dated July 13, 2001 between LVMH Moet Hennessy Louis Vuitton Inc. and John Idol.

Exhibit B. Amendment to Agreement and Plan of Merger dated July 13, 2001 among LVMH Moet Louis Vuitton Inc., DKI Acquisition, Inc. and Donna Karan International Inc.

Exhibit C. Letter agreement dated July 13, 2001 among LVMH Moet Hennessy Louis Vuitton Inc., Gabrielle Studio, Inc., Karma Acquisition, Inc., Donna Karan International Inc. and Donna Karan Studio.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 2001

LVMH MOET HENNESSY LOUIS VUITTON S.A.


By:    /s/ Bernard Rolley
       ------------------------------------------
       Bernard Rolley
       Operations EVP

                                                                       EXHIBIT A



                                  July 13, 2001




John D. Idol
225 Elderfields Road
Manhasset, New York  11030

Dear John:

         This letter will confirm certain agreements between you and LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH") regarding the anticipated termination of your employment with Donna Karan International Inc. (the "Company") as Chief Executive Office and Director and your continuing employment with the Company in your capacity as an advisor to the Company's Board of Directors in connection with certain transition matters, all effective as of July 13, 2001 (the "Resignation").

         In connection with the Resignation, in the event the merger (the "Merger") contemplated under the Agreement and Plan of Merger dated as of March 31, 2001, among the Company, LVMH, and DKI Acquisition, Inc. (the "Merger Agreement") is not consummated by November 15, 2001, LVMH hereby agrees to purchase for cash, on November 15, 2001, 548,503 shares of common stock of DKI owned by you (the "Shares"), free and clear of any and all claims, liens and charges for a purchase price of $4.875 per Share. In the event the Merger is consummated pursuant to the Merger Agreement after November 15, 2001, you shall be entitled to receive from LVMH or one or more of its affiliates, within five days of such consummation, an amount per Share equal to the difference between
(i) the Merger Consideration (as defined in the Merger Agreement) paid per share in connection with the Merger, less (ii) $4.875. The obligation of LVMH to purchase the Shares pursuant to this letter agreement shall be unconditional and not dependent to any extent on the successful consummation of the Merger before November 15, 2001.

         This letter agreement may be executed in any number of identical counterparts, any of which may contain the signatures of less than all parties, and all of which together shall constitute a single agreement.

                                    LVMH Moet Hennessy Louis Vuitton Inc.


                                    By:      /s/ Bruce G. Ingram
                                             --------------------------------
                                    Title:   Senior Vice President
                                             --------------------------------


Consented to as of the date first above
written by:

/s/ John D. Idol
---------------------------------------
John D. Idol

cc:      Arthur F. Woodard, Esq.
         Peter J. Barack, Esq.

                                                                       EXHIBIT B

                    AMENDMENT TO AGREEMENT AND PLAN OF MERGER

         THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER ("AMENDMENT") made this July 13, 2001, by and among Donna Karan International Inc., a Delaware corporation (the "COMPANY"), LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH"), and DKI Acquisition, Inc., a Delaware corporation and a direct wholly-owned subsidiary of LVMH ("ACQUISITION SUB"),

                          W I T N E S S E T H: T H A T
         WHEREAS, the Company, LVMH and Acquisition Sub have entered into that certain Agreement and Plan of Merger dated as of March 31, 2001 (the "MERGER AGREEMENT"), pursuant to which the Company will be merged with and into Acquisition Sub (the "MERGER"), and

         WHEREAS, the parties hereto desire to amend the Merger Agreement in accordance with the terms and provisions set forth herein,

         NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. RESIGNATION AND APPOINTMENT. Subject to the conditions set forth in this Amendment, the Board of Directors of the Company has resolved to accept the resignation of John Idol from all offices that he holds in the Company and its subsidiaries (the "RESIGNATION"), including (without limitation) as Chief Executive Officer and Director (except as provided by the letter agreement between Mr. Idol and the Company of even date herewith with respect to such resignation and his continued employment with the Company as an advisor to the Company's Board of Directors in connection with certain transition matters). The Company's Board of Directors has further resolved to appoint Giuseppe Brusone to assume the role of President and Chief Executive Officer of the Company (the "APPOINTMENT"), all effective as of July 13, 2001. LVMH and Acquisition Sub hereby consent to the Resignation and the Appointment.

         2. WAIVER. LVMH and Acquisition Sub hereby agree to waive (i) any breaches of any representation and warranty made by the Company and contained in the Merger Agreement of which LVMH and/or Acquisition Sub has actual knowledge on the date hereof, which waiver is effective as of the date of execution of the Merger Agreement and the Closing Date and all times in between, but all only to the extent of the facts relating to such breach actually known at the date hereof, (ii) any breaches of any covenant or agreement made by the Company and contained in the Merger Agreement of which LVMH or Acquisition Sub has actual knowledge on the date hereof, but all only to the extent of the facts relating to such breach actually known at the date hereof, (iii) all rights and remedies that LVMH and Acquisition Sub may have pursuant to the Merger Agreement as a result of any Material Adverse Effect with respect to the Company, the facts with respect thereto LVMH and/or Acquisition Sub has actual knowledge of on the date hereof, but only to the extent of the facts relating to such Material Adverse Effect actually known at the date hereof and (iv) any breaches by the Company of any covenant or agreement made by the Company and contained in the Merger Agreement, occurring after the date hereof, other than breaches resulting from, giving effect to, arising out of or in connection with resolutions, actions or decisions of the Company's Board of Directors or the Special Committee agreed to or undertaken at any meeting (or by written consent) of the Company's Board of Directors or the Special Committee. As used in this Section 2 of the Amendment, the words "actual knowledge" shall, with respect to LVMH and Acquisition Sub, mean the actual knowledge of any of the following individuals:
Yves Carcelle, Giuseppe Brusone, Gary Parker and Bertrand Stalla-Bourdillon.

         3. PAYMENTS. LVMH acknowledges and agrees that the Company will pay, and LVMH will not object to the payment by the Company of, (i) when due (after the Closing), fees owed to John H. Eyler, Ann McLaughlin Korologos and Frank R. Mori for their services as members of the Special Committee, totaling $150,000 in the aggregate, (ii) when due (after the Closing), $250,000 to William Benedetto, representing the remainder of his fee for serving as chairman of the Special Committee and (iii) upon consummation of the Merger, a success fee of $275,000 to Mayer Brown & Platt (in addition to its customary hourly fees) and a success fee of $400,000 to Proskauer Rose LLP (in addition to its customary hourly fees), all provided, however, that (x) the total fees (including, without limitation, the above success fees and all customary hourly fees) paid or payable to the Company's and the Special Committee's outside legal counsel, including, without limitation, the firms named herein, in connection with the negotiation and consummation of the Merger (including, without limitation, all fees paid in connection with any litigation relating to the Merger, any New York Stock Exchange, Securities and Exchange Commission or other investigation regarding trading in the Company's stock, and certain arrangements regarding the terms of and benefits for certain of the Company's employees) for the period commencing December 16, 2000 shall not exceed $2,500,000 in total, including (without limitation) all such payments that have been made prior to the date hereof to the Company's outside legal counsel, and (y) in this regard all such fees (except for the above referenced success fees) shall be at the customary hourly rates of such outside legal counsel.

         4. TERMS OF EMPLOYMENT. Upon the Appointment, Mr. Brusone shall be entitled to receive from the Company the salary and benefits summarized on
SCHEDULE 1 attached hereto. The Company and the Surviving Corporation in the Merger shall indemnify and hold harmless, and provide advancement of expenses to, Mr. Brusone at least to the same extent that the Company's other executive officers are indemnified or have the right of advancement of expenses or to conduct the defense of any claims, and to the fullest extent permitted by applicable law.

         5. EFFECT. All of the terms and conditions set forth in the Merger Agreement shall remain in full force and effect, except to the extent otherwise expressly set forth in this Amendment. This Amendment shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Amendment, express or implied, is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever under or by reason of this Amendment, other than SECTIONS 3 and 4, which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons.

         6. MISCELLANEOUS. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without reference to its conflict of laws rules. This Amendment may be executed in any number of identical counterparts, any of which may contain the signatures of less than all parties, and all of which together shall constitute a single agreement. Except as otherwise expressly defined herein, all capitalized terms used herein shall have those meanings as set forth in the Merger Agreement.

         7. OBLIGATIONS OF LVMH. LVMH S.A. shall cause each of LVMH, Acquisition Sub and the Surviving Corporation to comply with all of its respective obligations under this Amendment.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                          DONNA KARAN INTERNATIONAL INC.


                                          By:      /s/  M. William Benedetto
                                                   ----------------------------
                                          Name:    M. William Benedetto
                                          Title:   Director

                                          LVMH MOET HENNESSY LOUIS VUITTON INC.


                                          By:      /s/ Bruce G. Ingram
                                                   ----------------------------
                                          Name:    Bruce G. Ingram
                                          Title:   Senior Vice President

                                          DKI ACQUISITION, INC.


                                          By:      /s/ Bruce G. Ingram
                                                   ----------------------------
                                          Name:    Bruce G. Ingram
                                          Title:   President


LVMH S.A. hereby accepts and agrees to SECTION 7 of this Amendment and acknowledges that the Company (and, if any breach of SECTION 7 relates to SECTION 3 or SECTION 4 of this Amendment, any Person who may enforce SECTION 3 or SECTION 4, as the case may be, pursuant to SECTION 5 of this Amendment) may proceed directly against LVMH S.A. in the event of any breach of SECTION 7.

                                           LVMH MOET HENNESSY LOUIS VUITTON S.A.


                                           By:      /s/ Bernard Rolley
                                                    ---------------------------
                                           Name:    Bernard Rolley
                                           Title:   Operations EVP

                                                                       EXHIBIT C

                                  July 13, 2001





Donna Karan Studio
Donna Karan International Inc.
550 Seventh Avenue
New York, New York 10018

Dear Ladies and Gentlemen:

         Reference is made to the License Agreement dated as of July 3, 1996 (as amended, the "License Agreement") among Gabrielle Studio, Inc. ("GS") and Donna Karan Studio ("DKS"). Reference is also made to the Assignment made as of March 31, 2001 between GS and Karma Acquisition, Inc. ("Karma"), pursuant to which GS assigned to Karma the right to receive certain Sales Royalty payments under the License Agreement (the "First Assignment"), and the Assignment made as of March 31, 2001 between Karma and LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH"), pursuant to which Karma assigned to LVMH the right to receive such Sales Royalty payments (the "Second Assignment"). Capitalized terms used but not defined in this letter shall have the meaning given to them in the License Agreement.

         In connection with the termination of John Idol's employment with Donna Karan International Inc. (the "Company") as Chief Executive Officer and Director and his continued employment with the Company as an advisor to the Company's Board of Directors in connection with certain transition matters, all as effective as of July 13, 2001, and the payment obligations of the Company pursuant to the letter of even date herewith between Mr. Idol and the Company, in the event the merger contemplated by the Agreement and Plan of Merger dated as of March 31, 2001 among LVMH, the Company and DKI Acquisition, Inc. is not consummated by November 15, 2001, LVMH hereby agrees to defer payment of that portion of the Sales Royalty, payable to LVMH pursuant to the First Assignment and the Second Assignment, with respect to the third quarter of 2001 equal to $6,251,712 (the "Deferred Portion"); provided that the full amount of such Sales Royalty for such third quarter over and above the Deferred Portion shall be due and payable to LVMH on November 15, 2001; and provided, further, that the Deferred Portion shall be due and payable in full pursuant to the License Agreement no later than January 15, 2002, together with interest from November 15, 2001 to the date of payment equal to the borrowing rate then paid by DKS to its principal lending institution. The obligation of DKS to pay the Deferred Portion shall be guaranteed by the Company pursuant to the form of Guaranty attached to this letter agreement as Exhibit A.

         All of the terms and conditions set forth in the License Agreement, the First Assignment and the Second Assignment shall remain in full force and effect, except to the extent otherwise expressly set forth herein. This letter agreement may be executed in any number of identical counterparts, any of which may contain the signatures of less than all parties, and all of which together shall constitute a single agreement.

                                       LVMH Moet Hennessy Louis Vuitton Inc.


                                       By:      /s/ Bruce G. Ingram
                                                -------------------------------
                                       Title:   Senior Vice President
                                                -------------------------------

                                       Gabrielle Studio, Inc.


                                       By:      /s/ Louise Firestone
                                                -------------------------------
                                       Title:   Vice President
                                                -------------------------------

                                       Karma Acquisition, Inc.


                                       By:      /s/ Bruce G. Ingram
                                                -------------------------------
                                       Title:   Senior Vice President
                                                -------------------------------

Agreed to as of the date first
above written by:

Donna Karan Studio


By:      /s/ M. William Benedetto
         -----------------------------------
Title:   Authorized Signatory
         -----------------------------------

Donna Karan International Inc.


By:      /s/ M. William Benedetto
         -----------------------------------
Title:   Director
         -----------------------------------

cc:      Arnold S. Jacobs, Esq.
         Peter J. Barack, Esq.

                                                                         ANNEX A


DIRECTORS AND EXECUTIVE OFFICERS

The names of the members of the boards of directors and Executive Officers of LVMH, MPG, LVMH Inc. and Sofidiv SA and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.


1.   LVMH MOET HENNESSY LOUIS VUITTON S.A.
     30, avenue Hoche
     75008 Paris France

NAME AND POSITION HELD                                        PRINCIPAL OCCUPATIONS
Bernard Arnault                                               Chairman and CEO of LVMH,
- Director; Chairman and CEO                                  Chairman and CEO of Christian Dior S.A.
- Executive Committee member

Antoine Bernheim                                              Partner of Lazard, LLC, Wilmington
- Director; Vice-Chairman

Jean Arnault                                                  Director of Financiere Agache
- Director

Nicolas Bazire                                                Managing Director, Groupe Arnault S.A.
- Director
- Executive Committee member, Development
  and Acquisitions

Nicholas Clive Worms                                          Chairman of the Supervisory Board of
- Director                                                    Worms & Cie, Paris

Michael Francois-Poncet                                       Vice-Chairman of BNP-Paribas, Paris
- Director

Albert Frere                                                  Chairman and CEO of Frere-Bourgeois
- Director                                                    Loverval (Belgique)
Belgian Citizen

Pierre Gode                                                   Chairman and CEO of Financiere Agache, Paris
- Director                                                    Member of the Executive Board of LVMH
- Executive Committee member, Advisor to                      Fashion Group, Paris
  the Chairman and CEO

Cornelius van Der Hoeven                                      Chairman and CEO of Royal Ahold
- Director                                                    Netherlands
 Dutch citizen

Gilles Hennessy                                               Member of the Executive Board of JA
- Director                                                    Hennessy & Co., Cognac
                                                              (France)

Jean Peyrelevade                                              Chairman and CEO of Credit Lyonnais
- Director

Jean-Marie Messier                                            Chairman and CEO of Vivendi
- Director                                                    Universal, Paris

Lord Powell of Bayswater                                      Director of Matheson & Co. Ltd.
- Director                                                    London
  British citizen

Antonio Belloni                                               COO of LVMH
- Executive Committee Member, Operations
  Italian citizen

Edward Brennan                                                CEO of DFS
- Executive Committee member, DFS

Yves Carcelle                                                 Chairman of the Executive Board of
- Executive Committee member, Fashion                         LVMH Fashion Group, Paris
  and Leather Goods

Patrick Choel                                                 Senior Vice-President of LVMH
- Executive Committee member, Fragrances
  and Cosmetics

Patrick Houel                                                 CFO of LVMH
- Executive Committee member, Finance

Concetta Lanciaux                                             Senior Vice President of LVMH, Human Resources
- Executive Committee member, Human Resources

Pierre Letzelter                                              Senior Vice President of LVMH
- Executive Committee member, Selective
  Distribution Group

Christophe Navarre                                            Senior Vice President of LVMH
- Executive Committee member, Wines and Spirits

Philippe Pascal                                               Senior Vice President of LVMH
- Executive Committee member, Watches and Jewelry

Daniel Piette                                                 Senior Vice President of LVMH
- Executive Committee member, LV Capital

Bernard Rolley                                                Senior Vice President of LVMH
- Executive Committee member, Operations

Myron Ullman                                                  Group Managing Director of LVMH
- Executive Committee member, Group Managing                  President of LVMH Inc.
  Director
- U.S. citizen

2.   MONTAIGNE PARTICIPATIONS ET GESTION
     30, avenue Hoche
     75008 Paris France

NAME AND POSITION HELD                                        PRINCIPAL OCCUPATIONS
Bernard Arnault                                               Chairman and CEO of LVMH
- Chairman and CEO                                            Chairman and CEO of Christian Dior S.A.

Jean Arnault                                                  Director of Financiere Agache
- Director

Nicolas Bazire                                                Managing Director, Groupe Arnault S.A.

Jean-Paul Amiel

Pierre Gode                                                   Chairman and CEO of Financiere Agache,
                                                              Paris
                                                              Member of the Executive Board of LVMH
                                                              Fashion Group, Paris

Lord Powell of Bayswater                                      Director of Matheson & Co. Ltd., London


3.   LVMH MOET HENNESSY LOUIS VUITTON INC.
     19 East 57th Street, Fifth Floor
     New York, New York  10022

NAME AND POSITION HELD                                        PRINCIPAL OCCUPATIONS
Pierre Gode                                                   Member of the Executive Board of LVMH
- Director                                                    Fashion Group, Paris
- President                                                   Chairman and CEO of Financiere Agache, Paris

Patrick Houel                                                 CFO of LVMH
- Director

Bernard Rolley                                                Senior Vice President of LVMH Inc.
- Director

Myron Ullman                                                  President of LVMH Inc.
- Executive Officer                                           Group Managing Director of LVMH
- U.S. citizen

Bruce G. Ingram                                               Senior Vice President and CFO of LVMH Inc.
- Executive Officer
- U.S. citizen

Louise Firestone                                              Vice President, Legal Affairs, of LVMH Inc.
- Executive Officer
- U.S. citizen

Michael T. Folkman                                            Vice President, Taxes, of LVMH Inc.
- Executive Officer
- U.S. citizen

Felix Rohatyn                                                 Vice President of LVMH Inc.
- Executive Officer
- U.S. citizen

Marion Vidalenche                                             Vice President, Finance, of LVMH Inc.
- Executive Officer
- U.S. citizen


4.   SOFIDIV S.A.
     30, avenue Hoche
     75008 Paris France

NAME AND POSITION HELD                                        PRINCIPAL OCCUPATIONS
Patrick Houel                                                 CFO of LVMH
- Director; Chairman and CEO

Pierre Gode                                                   Chairman and CEO of Financiere Agache, Paris
- Director                                                    Member of the Executive Board of LVMH
                                                              Fashion Group, Paris

Daniel Piette                                                 Senior Vice President of LVMH
- Director